April 22, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kevin Woody

Re:	Host Hotels & Resorts, Inc.

Form 10-K for the year ended December 31, 2008

File Number: 001-14625

Host Hotels & Resorts, L.P.

Form 10-K for the year ended December 31, 2008

File Number: 333-55807

Dear Mr. Woody:

On behalf of Host Hotels & Resorts, Inc. (“Host”) and Host Hotels & Resorts, L.P., for which Host acts as sole general partner (collectively, “Registrant”), we are submitting this letter in response to the comment of staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission concerning the Forms 10-K referenced above as set forth in each of its letters dated April 22, 2009. For your convenience, we have set forth the Staff’s original comment immediately preceding our response.

Host Form 10-K for the fiscal year ended December 31, 2008

Critical Accounting Policies – Impairment Testing, page 68

Host Hotels & Resorts, L.P. Form 10-K for fiscal year ended December 31, 2008

Critical Accounting Policies – Impairment Testing, page 66

Comment

1.	We note your response to our prior comment. Please confirm that you will enhance your disclosure of critical accounting estimates and assumptions related to your impairment testing in future filings to include similar information as presented in your response. Within your disclosure, please include a discussion of the susceptibility of your critical accounting estimates and assumptions to change. Additionally, please disclose the change in cash flow growth rate assumption that would result in an impairment charge being recorded. Lastly, your disclosure should specifically address the assumptions that you will use for estimating expected useful property lives for those properties that are approaching the end of their GAAP depreciable lives. Reference is made to Staff Release No. 33-8350.

Securities and Exchange Commission

Attention: Mr. Kevin Woody

April 22, 2009

Response

The Company confirms to the Staff that, in future filings, it will enhance the disclosure of critical accounting estimates and assumptions related to impairment testing consistent with the requirements in Staff Release No. 33-8350. In this regard, the Company will discuss, to the extent applicable, material trends, contingencies, events or uncertainties that would indicate a triggering event had occurred such that we would test the hotel property for recoverability consistent with the requirements in SFAS 144.

Registrant hereby confirms acknowledgement of the fact that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing:

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s time and attention to this matter. If you have any questions or comments or require further information, please do not hesitate to telephone the undersigned at (240) 744-5410.

Very truly yours,

/s/ Larry K. Harvey
Larry K. Harvey Executive Vice President, Chief Financial Officer and Treasurer Host Hotels & Resorts, Inc. (on behalf of itself, and in its capacity as general partner of Host Hotels & Resorts, L.P.)

cc:	Elizabeth A. Abdoo, Esq.

Brian G. Macnamara

Host Hotels & Resorts, Inc.

Scott C. Herlihy, Esq.

Latham & Watkins, LLP

Howard Efron

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission